Exhibit 99.5

Hello Everyone,

My name is Kasia Zezula from the Marketing here at Masterworks.

Today we’re pleased to bring you xRxexpxexaxtx xaxfxtxexrx xmxex, by the iconic artist, Barbara Kruger.

Barbara Kruger is an internationally renowned artist from the Pictures Generation best known for her provocative taglines in a white-on-red sans serif font superimposed on black and white photographs.

Her market has witnessed a surge in demand, as indicated by the 34% annual growth in the average price of her photographs over the last 5 years, and her top auction record is currently $1.5 million based on the sale of an Untitled (My face is your fortune) on November 16, 2022.

The Artwork utilizes two of Barbara Kruger’s most iconic visual elements: a pithy phrase in Futura Bold Oblique white on red font and a manipulated black and white photograph.

So why do we like this painting? Three reasons:

One: As of October 27, 2023, Kruger has the 4th highest Sharpe Ratio of any artist we track at 1.49. This is nearly triple that of the S&P 500.

Two: Kruger’s photographs had a 100% sell-through rate between 2021 and 2022, meaning every artwork that came to auction found a buyer, a rare occurrence and a testament to collector demand.

Three: Her auction turnover increased by 77% from 2021 to 2022 and she is on pace to retain her impressive turnover this year.

Thank you for joining us, and we look forward to bringing you this marvelous work by Barbara Kruger.